

02019713

STATES

_____ .CHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 35363

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2001__ AND ENDING __December 31, 2001__

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Windsor Financial Group/DE, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Exchange Place, 11th Floor

(No. and Street)

Jersey City	NJ	07302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James D. Golden   201е656-0115

                                                                  (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prager and Fenton

(Name — if individual, state last, first, middle name)

12424 Wilshire Blvd., #1000	Los Angeles	CA	90025
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 20 2002

~~THOMSON~~
~~FINANCIAL~~

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, ___James D. Golden_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Windsor Financial Group/DE, Inc._____, as of

___December 31_____, A╳ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

___President_____
Title

_____
Notary Public

OFFICIAL SEAL
EVON ROBERTS
NOTARY PUBLIC - STATE OF ARIZONA
COCONINO COUNTY
My commission expires March 19, 2005.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WINDSOR FINANCIAL GROUP/DE, INC.

REPORT PURSUANT TO RULE 17a-5(d)

December 31, 2001 and 2000

(With Independent Auditor's Report)



WINDSOR FINANCIAL GROUP/DE, INC.

December 31, 2001 and 2000

CONTENTS



PRAGER AND FENTON

CERTIFIED
PUBLIC
ACCOUNTANTS

12424 WILSHIRE BOULEVARD, SUITE 1000   LOS ANGELES, CA 90025-1044   (310) 207-2220   FAX (310) 207-0556

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
Windsor Financial Group/DE, Inc.
Jersey City, New Jersey

We have audited the accompanying statements of financial condition of Windsor Financial Group/DE, Inc. (the Company) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windsor Financial Group/DE, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Prager and Fenton

February 20, 2002   PRAGER AND FENTON

NEW YORK   **LOS ANGELES**   **LONDON**

WINDSOR FINANCIAL GROUP/DE, INC.

Statements of Financial Condition
December 31, 2001 and 2000

Assets		2001		2000
Current Assets				
Cash and cash equivalents	$	213,753	$	203,193
Accounts receivable		5,500		0
Due from affiliates		475		590
Prepaid expenses		1,663		1,400
Total Current Assets		221,391		205,183
Property and Equipment				
Furniture & Fixtures		2,562		2,562
Less: Accumulated Depreciation		(1,427)		(915)
Total Property and Equipment		1,135		1,647
Other Assets				
Deposits		661		3,345
Total Other Assets		661		3,345
Total Assets	$	**223,187**	$	**210,175**

Liabilities and Stockholder's Equity		2001		2000
Current Liabilities				
Accounts payable and accrued expenses	$	14,075	$	3,359
Income Taxes Payable		1,090		240
Due to affiliates		0		800
Total Current Liabilities		15,165		4,399
Stockholder's Equity				
Common Stock, no stated value, 1,000 shares authorized and 1,000 shares issued and outstanding		10,000		10,000
Additional Paid In Capital		40,462		40,462
Retained Earnings		157,560		155,314
Total Stockholder's Equity		208,022		205,776
Total Liabilities and Stockholder's Equity	$	**223,187**	$	**210,175**

WINDSOR FINANCIAL GROUP/DE, INC.

Statements of Operations
For the Years Ended December 31, 2001 and 2000

		2001		2000
Revenues				
Investment banking	$	49,512	$	31,892
Interest and dividends		10,967		14,845
Total Revenues		60,479		46,737
Expenses				
Service charges		29,887		12,183
Professional and consulting fees		16,229		22,610
Regulatory fees and publications		3,960		3,160
Insurance		891		882
Depreciation		512		366
Office expense		664		240
Salaries and related expenses		0		4,000
Total Expenses		52,143		43,441
Income From Operations Before Provision for Income Taxes		8,336		3,296
Provision for Income Tax Expense		1,090		1,090
Net Income	$	7,246	$	2,206

WINDSOR FINANCIAL GROUP/DE, INC.

Statements of Changes In Stockholder's Equity
For the Years Ended December 31, 2001 and 2000

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances, December 31, 1999	1,000	$ 10,000	$ 40,462	$ 158,624	$ 209,086
Distributions				(5,516)	(5,516)
Net Income				2,206	2,206
Balances, December 31, 2000	**1,000**	**$ 10,000**	**$ 40,462**	**$ 155,314**	**$ 205,776**
Distributions				(5,000)	(5,000)
Net Income				7,246	7,246
Balances, December 31, 2001	**1,000**	**$ 10,000**	**$ 40,462**	**$ 157,560**	**$ 208,022**

WINDSOR FINANCIAL GROUP/DE, INC.

Statements of Cash Flows
For the Years Ended December 31, 2001 and 2000

Cash Flows from Operating Activities		2001		2000
Net income	$	7,246	$	2,206
Adjustments to reconcile net income to net cash provided by (used in) operating activities				
Depreciation		512		366
(Increase) decrease in:				
Accounts receivable		(5,500)		25,000
Prepaid expenses		(263)		216
Due from affiliates		115		(20)
Increase (decrease) in:				
Accounts payable and accrued expenses		11,566		(18,901)
Due to affiliates		(800)		(18,075)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		12,876		(9,208)
Cash Flows From Investing Activities				
(Increase) decrease in deposits		2,684		(2,684)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES		2,684		(2,684)
Cash Flows From Financing Activities				
Distributions to stockholder		(5,000)		0
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(5,000)		0
Increase (decrease) in cash and cash equivalents	$	10,560	$	(11,892)
Cash and cash equivalents at the beginning of year		203,193		215,085
Cash and cash equivalents at the end of year	$	213,753	$	203,193
Supplemental Disclosures				
Cash paid during the year for:				
Interest	$	0	$	0
Income taxes	$	1,040	$	0
Non-cash Investing Activities				
Property and equipment distributions to stockholder	$	0	$	5,516

WINDSOR FINANCIAL GROUP/DE, INC.

Notes to Financial Statements
For the Years Ended December 31, 2001 and 2000

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Business
Windsor Financial Group/DE, Inc. ("the Company") was incorporated in the state of Delaware in May 1986. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's primary activity during 2001 and 2000 was underwriting municipal bonds. Investment banking revenues include gains, losses, and fees, net of expenses, arising from securities offerings in which the Company acts as an underwriter or syndicate member. Investment banking revenue also includes fees from financial advisory services. Revenue is recorded when the underwriting is completed, and advisory services are rendered. During 2001 and 2000, a third party provided consulting services in relation to substantially all of the business activities of the Company.

Property and Equipment
Property and equipment are reported at historical cost, less accumulated depreciation and amortization. Computer equipment is depreciated using the straight line method over the estimated useful life (five years).

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the shareholder of the Company will be taxed on the Company's taxable income. Accordingly, no provision for federal income taxes has been included in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash and have original maturities of three months or less.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform to the current year financial statement presentation.

NOTE 2 COMMITMENTS AND CONTINGENCIES

The Company has a lease on telephone equipment, expiring May 30, 2003. The telephone equipment is being used by, and the associated lease is being paid by an affiliated company. Future minimum lease commitments are as follows:

2002	$	4,380
2003		1,825
	$	6,205

Notes to Financial Statements
For the Years Ended December 31, 2001 and 2000

NOTE 3 RELATED PARTY TRANSACTIONS

In 2000, certain common overhead items were allocated between the Company and an affiliated company, which is owned by the president and stockholder of the Company. The Company incurred expenses of $4,000 for such items.

NOTE 4 CONCENTRATIONS OF CREDIT RISK

The Company maintains accounts with financial institutions. The amount on deposit at the Company's main financial institution as of December 31, 2001 exceeded the federally insured limit by $87,321.

NOTE 5 NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital, as defined, equal to the greater of one-fifteenth of aggregate indebtedness, as defined, or $100,000. Net capital changes from day to day, and at December 31, 2001 and 2000, the Company had net capital, as defined, of $196,494 and $194,588, which exceeds the minimum statutory requirement of $100,000 by $96,494 and $94,588, respectively.

NOTE 6 RULE 15C3-3

The Company does not carry accounts for customers or otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption under paragraph (k)(1) of that rule.

SUPPLEMENTARY SCHEDULES

WINDSOR FINANCIAL GROUP/DE, INC.

Schedule I - Computation of Net Capital Requirement Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2001

Net Capital

Total Stockholder's Equity	$ 208,022
Total Capital and Allowable Credits	208,022
Deduct - Non-allowable assets:	
Non-allowable clearing accounts	3,981
Due from affiliates	475
Prepaid expenses	1,663
Property and equipment – net	1,135
Deposits	661
Total Debits	7,915
Net Capital Before Haircuts on Security Positions	200,107
Deduct - haircuts on security positions	3,613
NET CAPITAL	196,494
Deduct - minimum net capital requirement - the greater of 6 $^{2/3}$ % of aggregate indebtedness of $17,714 or $100,000	(100,000)
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 96,494
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.09 to 1

WINDSOR FINANCIAL GROUP/DE, INC.

Schedule I - Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

December 31, 2001

Reconciliation with Company's Computation

Description	Capital and Allowable Credits	Deductions and Charges	Net Capital	Aggregate Indebtedness	Ratio
Company's Computation	$ 214,396	$ 13,986	$ 200,410	$ 13,798	14.52
Adjustments made subsequent to the Company's filing with the National Association of Securities Dealers, Inc. on January 24, 2002	(6,374)	(2,458)	(3,916)	3,916	---
Computation per Above	**$ 208,022**	**$ 11,528**	**$ 196,494**	**$ 17,714**	**11.09**

Note: The adjustments made by the Company for the year ended December 31, 2001, subsequent to its filing with the NASD were as follows:

Increase in prepaid expenses	263
Increase in due from affiliates	475
Decrease in net property and equipment	(512)
Decrease in deposits	(2,684)
Increase in accounts payable and accrued expenses	(3,916)
Reduction of non-allowable assets	2,458
	$ 3,916

Schedule II - Computation for the Determination of Reserve Requirements for
Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company carries no customer accounts, does not otherwise hold funds or securities for, or owe money or securities to, customers; accordingly, no amounts need to be included in the customer reserve requirements, and the information relating to the possession or control requirements under SEC Rule 15c3-3 is not applicable.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING
CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholders and Board of Directors
Windsor Financial Group/DE, Inc.
Jersey City, New Jersey

In planning and performing our audit of the financial statements and supplemental schedules of Windsor Financial Group/DE, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Prager and Fenton

February 20, 2002   PRAGER AND FENTON